

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 9, 2013

Mr. Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069

       RE: Ironwood Multi-Strategy Fund LLC
               333-190034; 811-22464
               Ironwood Institutional Multi-Strategy Fund LLC
               333-190416; 811-22463

Dear Mr. Greene:

We have reviewed the registration statements on Form N-2 for the Ironwood Multi-Strategy Fund LLC and the Ironwood Institutional Multi-Strategy Fund LLC, filed with the Securities and Exchange Commission on July 19, 2013, and August 6, 2013, respectively. Your letters dated July 24, 2013, and August 6, 2013, requested, and we conducted, a selective review of the registration statements. We have the following comments.

Prospectus

Pricing Table

1. Pursuant to Instruction 6 of Item 1 of Form N-2, please set forth in a note to the proceeds column the total of other expenses of issuance and distribution called for by Item 27.

Summary

2. Under the heading, Investment Objective and Strategies, the disclosure states, "The Master Fund attempts to achieve this objective by allocating capital among a number of Underlying Funds." Consistent with plain English principles, we suggest that you clarify whether "Underlying Funds" are actually hedge funds. In addition, please inform the staff whether the Master Fund intends to invest in Underlying Funds created for the Master Fund, and which the Master Fund will be the sole investor. If so, please disclose that the Master Fund will treat all assets of an Underlying Fund that is created for the Master Fund, and which the Master Fund will be the sole investor, as if the Master Fund directly owned them for purposes of complying with the Investment Company Act of 1940 (the "1940 Act" or "Investment Company Act").

3. Under the heading, Use of Leverage, the disclosure states, "Certain Underlying Funds utilize leverage as part of their investment strategies." Please disclose whether the Underlying Funds are subject to any maximum amounts of leverage that can be employed. If there is no maximum, so state.

4. Please inform the staff what steps the Board and the Adviser take to ensure that none of the Underlying Funds is an affiliate of the Fund, the Master Fund, the Adviser, the Distributor or their affiliates for the purpose of avoiding the limitations of Section 17(a), (d), and (e) of the 1940 Act.

5. Under the heading, Fees and Expenses, the disclosure states, "The Master Fund will carry forward, for a period not to exceed 3 years from the date on which a waiver or reimbursement is made by Ironwood, any expenses in excess of the Master Fund Expense Limitation and repay Ironwood such amounts; *provided* that the Master Fund is able to effect such reimbursement and remain in compliance with the Master Fund Expense Limitation disclosed in the then-effective Prospectus." (There is similar disclosure for the Feeder Fund). Please state that the Master Fund is able to effect such reimbursement if it remains in compliance with the Master Fund Expense Limitation at the time the expenses were waived. Please make similar disclosure for the Feeder Fund.

Summary of Fund Expenses

6. The Master Fund may charge a 2% front end sales load and the Feeder Fund may charge a 3% front end sales load. If an investor of the Feeder Fund may be subject to both the 3% sales load at the Feeder level and the 2% sales load at the Master level, then both sales changes should be included in the Fee Table for the Feeder Fund, and the expense example for the Feeder Fund should reflect both sales charges.

7. The Fee Table for the Master Fund includes interest payments on borrowed funds. Please include that expense in the Fee Table for the Feeder Fund. In addition, please confirm to the staff that a pro rata portion of all of the Master Fund's expenses are included in the Fee Table for the Feeder Fund.

8. In the expense example, should the 5% early redemption fee be included in the 1 Year expense calculation?

Financial Highlights

9. Please include the expense ratio of the Master Fund in a footnote to the Feeder Fund's Financial Highlights.

Use of Proceeds

10. Under this heading, please state the amount of time it is expected that the Master Fund will invest the proceeds from an offering in accordance with its investment policies. It is the view of the Division that a fund generally, in order to operate in accordance with its

investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds. It is also the view of the Division that under Sections 8(b)(1) and 13(a) of the 1940 Act, a fund cannot reserve freedom of action to take in excess of six months. Consequently, a registrant would be required to seek its shareholders' consent to a change of investment objectives if after six months it had not invested net proceeds in accordance with its investment objectives. The Division does not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a registrant's stated investment objectives and policies, unless they are invested in accordance with a temporary defensive policy or the registrant's investment policy requires such investments.

Underlying Fund Selection Process

11. Under this heading, please discuss whether or not, when deciding to invest in a particular Underlying Fund, Ironwood considers any of the following:

    a. The amount of leverage used by the Underlying Fund
    b. The purchase fees or sales charges imposed by the Underlying Fund
    c. The amount of advisory fees and incentive fees charged by the Underlying Fund
    d. The Underlying Fund's liquidity.

Ironwood Composite Annual Disclosure Presentation

12. Please state that the Ironwood Composite contains all accounts with substantially similar investment objectives, strategies, and policies as the Fund.

13. In footnote (1), please state whether or not the performance calculation is net of any applicable sales load.

Wholly-Owned Subsidiary

14. It is disclosed in the annual report to shareholders for the Ironwood Institutional Multi-Strategy Fund for the year ended April 30, 2013, that the Master Fund invests in Ironwood Multi-Strategy Fund Ltd., a wholly-owned subsidiary. The registration statement does not mention the Master Fund's investment in a wholly-owned subsidiary. Please explain to the staff the reasons for investing in a wholly-owned subsidiary. In addition, please respond to the following concerning the wholly-owned subsidiary:
    a. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.
    b. Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

  c. Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.

  d. Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the subsidiary is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

  e. Disclose, as appropriate, whether any of the subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

  f. Confirm that the financial statements of the subsidiary will be consolidated with those of the Fund.

  g. Confirm in correspondence that: (1) the subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection of the subsidiary's books and records by the staff; and (4) the subsidiary's board of directors will sign the fund's registration statement.

Item 34

15. Please explain why Item 34.1. is "Not applicable."

General

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

17. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in

possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

/s/ *Laura E. Hatch*

Laura E. Hatch
Staff Accountant